CM 3.22

04015604

BB 3/11

STATES
CHANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING MAR - 1 2004 WASH. D.C. 150 SECTION

SEC FILE NUMBER
8- 43803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONACO BROKERAGE CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway Suite 1004
(No. and Street)

New York, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tardino Tocci & Goldstein LLP
(Name – *if individual, state last, first, middle name*)

122 East 42nd Street Suite 1518, New York NY 10168
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Monaco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monaco Brokerage Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and Sworn to before me
John Monaco this 27th day of
February, 2004.

Signature

President

Title

Notary Public

ELBA DIAZ
Notary Public, State of New York
No. 01DI6046878
Qualified in New York County
Commission Expires 8-21-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONACO BROKERAGE CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2003

with
Independent Auditors' Report

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

MONACO BROKERAGE CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
Year Ended December 31, 2003

CONTENTS

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Monaco Brokerage Corp.:

We have audited the accompanying statement of financial condition of Monaco Brokerage Corp. (a subchapter "S" corporation) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to the rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monaco Brokerage Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tardino Tocci & Goldstein LLP

New York, New York
February 6, 2004

MONACO BROKERAGE CORP.

Statement of Financial Condition

December 31, 2003

Assets

Cash	$ 100,774
Commissions receivable	441,516
Prepaid expenses	41,485
Receivable from related party (note 4)	205,745
Deferred tax asset (note 5)	15,000
Total assets	$ 804,520

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 192,970
Deferred tax liability (note 5)	40,000
Total liabilities	232,970
Commitments and contigencies (note 8)	
Stockholder's Equity:	
Common stock-no par value, 200 shares authorized, 10 issued and outstanding	$ 130,000
Retained earnings (note 6)	441,550
Total stockholder's equity	571,550
Total liabilities and stockholder's equity	$ 804,520

The accompanying notes are an integral part of these financial statements

MONACO BROKERAGE CORP.

Statement of Income

Year Ended December 31, 2003

Revenues:	
Commissions	$ 4,927,649
Interest	14,210
Other	2,330
	4,944,189
Expenses:	
Salaries and related costs	2,401,399
General and administrative	877,890
Rent and occupancy	660,523
Commissions expense	534,523
Regulatory fees	233,118
	4,707,453
Income before income taxes	236,736
Provision for income taxes (note 5)	58,446
Net income	$ 178,290

The accompanying notes are an integral part of these financial statements

MONACO BROKERAGE CORP.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Total	Common Stock		Retained Earnings
		Number of Shares	No Par Value	
Balance at December 31, 2002, as restated (note 6)	$519,149	10	$130,000	$389,149
Net income	178,290	-	-	178,290
Distributions to stockholder	(125,889)	-	-	(125,889)
Balance at December 31, 2003	$571,550	10	$130,000	$441,550

The accompanying notes are an integral part of these financial statements

MONACO BROKERAGE CORP.

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from Operating Activities:	
Net income	$ 178,290
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	25,000
Interest income	(14,210)
Changes in assets and liabilities:	
Commissions receivable	(34,941)
Prepaid expenses	(20,485)
Other assets	5,000
Accounts payable and accrued expenses	(74,864)
Net cash provided by operating activities	63,790
Cash flows from Investing Activities:	
Collection of notes receivable, stockholder	30,000
Loan to stockholder	(21,000)
Net cash provided by investing activities	9,000
Cash flows from Financing Activities:	
Distributions to stockholder	(25,889)
Net cash used in financing activities	(25,889)
Net increase in cash	46,901
Cash:	
Beginning of year	53,873
End of year	$ 100,774
Supplemental disclosures of cash flow information:	
Cash paid during year for:	
Income taxes	$ 29,832
Interest	$ 1,282
Supplemental disclosures of non-cash financing activities:	
Non-cash distribution to stockholder	$ 100,000

The accompanying notes are an integral part of these financial statements

MONACO BROKERAGE CORP.

Notes to Financial Statements

For The Year Ended December 31, 2003

Note 1 - The Organization and Nature of Business

Monaco Brokerage Corp. (the "Company") is a New York State corporation formed in 1984, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2- Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company earns commission income primarily from customer securities transactions. Commission income and related expense are recorded on a settlement date basis. There are no material differences between settlement date and trade date.

(b) Income Taxes

The Company is taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made since any liability for such income taxes flows through to the Company's stockholder. A provision for income tax expense has been recorded for certain state and local jurisdictions that do not recognize "S" corporation tax treatment.

The Company files its corporate tax returns using the cash basis of accounting but follows the asset and liability approach to account for income taxes for financial statement purposes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

(c) Cash and Cash Equivalents

The Company considers demand deposit money market funds to be the equivalents of cash because they are readily liquid instruments.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

Note 2- Summary of Significant Accounting Policies (cont'd)

(e) Concentration of Credit Risk

The Company seeks to control the risk of nonperformance of customers in fulfilling their contractual obligation pursuant to securities transactions by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guide lines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 3 - Employee Benefit Plan

The Company is a sponsor of a simplified employee pension arrangement qualifying under section 408(k) of the Internal Revenue Code for its eligible employees. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under section 404 of the Internal Revenue Code, as amended, or replaced from time to time. During 2003, the Company contributed approximately $98,407.

Note 4- Related Party Transaction

Prior to 2003, the Company advanced the stockholder $290,000. The advances are evidenced by promissory notes which are payable on demand and bear interest at 4.9% per year. During 2003, the Company advanced an additional $21,000 and the stockholder repaid $30,000. Additionally, the Company made an in-kind partial distribution of the note in the amount of $100,000 to the stockholder. During 2003, interest income of $14,210 was earned on the notes. At December 31, 2003 the loan balance totalled $205,745.

Note 5- Income Taxes

The provision for income taxes consisted of the following components:

Currently payable:	
Federal	$ --
State and local	33,446
	33,446
Deferred tax assets:	
Beginning of year	--
End of year	15,000
Increase	(15,000)

(Continued)

Note 5- **Income Taxes (cont'd)**

Deferred tax liabilities:	
Beginning of year	--
End of year	40,000
Increase	40,000
Net deferred tax liability	25,000
Provision for income taxes	$58,446

Temporary differences resulted principally from the use of the accrued basis of accounting for financial statement purposes and the cash basis for income tax purposes.

Note 6 - **Prior Period Adjustment**

The Company has restated its financial statements to correct the overstatement of accrued expenses for the year ended December 31, 2002. The adjustment increased retained earnings and decreased accrued bonuses as of December 31, 2002 by $160,000.

Note 7 - **Bank Line of Credit**

During 2003, the Company established a $70,000 unsecured line of credit with Signature Bank. Advances on the credit line are payable on demand and bear interest at the prime rate plus one percent. The line of credit matures on July 1, 2004. There were no advances on this line of credit at December 31, 2003.

Note 8 - **Commitments and Contingencies**

(a) Seat Leases

The Company leases three seats on the New York State Exchange. Two of the leases expire in 2004 and the third lease expires in 2007. The future minimum lease payments required under the noncancelable operating leases as of December 31, 2003 are as follows:

2004	$ 490,000
2005	336,000
2006	336,000
2007	168,000
	$1,330,000

Seat lease expense during 2003 was $638,500.

(Continued)

Note 8 - **Commitments and Contingencies (cont'd)**

(b) Concentration of Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

(c) Contigencies

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 9 - **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $297,514, which was $272,983 in excess of its required net capital of $24,531. The Company's net capital ratio was 1.23 to 1.

Supplementary Information

MONACO BROKERAGE CORP.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commissioin

For The Year Ended December 31, 2003

Net Capital	$ 571,550
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	571,550
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits - Deferred tax liability	40,000
	40,000
Total capital and allowable subordinated borrowings	611,550
Deductions:	
Nonallowable assets:	
Commissions receivable	51,805
Receivable from non-customers	205,746
Other assets	56,485
	314,036
Net capital before haircuts on securities positions	297,514
Haircuts on securities	-
Net capital	297,514
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	192,970
Items not included in statement of financial condition:	
Other unrecorded amounts:	
Guaranteed seat lease commitment	175,000
Total aggregate indebtedness	$367,970
Computation of basic net capital requirement	
Minimum net capital required	24,531
Excess net capital at 1,500 percent	$272,983
Excess net capital at 1,000 percent	$260,717
Ratio: Aggregate indebtedness to net capital	1.23 : 1
Reconciliation with Company's computation Part II (unaudited) FOCUS report Form X-17A-5 as of December 31, 2003)	
Net capital, as reported on Company's Part II (unaudited) FOCUS report	$279,514
Audit adjustments, net	18,000
Net capital per above	$297,514

See Independent Auditors' Report

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
Monaco Brokerage Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Monaco Brokerage Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified

Pubic Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objective.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies, that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tardino Tocci & Goldstein LLP

New York, New York
February 6, 2004